UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)

QSound Labs, Inc.
(Name of Issuer)

common shares and warrants
(Title of Class of Securities)

74728C307
(CUSIP Number)

Michael Kellogg 12021 Wilshire Blvd. Suite 862 Los Angeles, CA 90025 (480) 998-8191
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No.

1.

Names of reporting persons:  Michael Kellogg
I.R.S. Identification Nos. of above persons (entities only):

2.

Check the appropriate box if a member of a group:

(a)

☐
(b)

☐

3.

SEC use only:

4.

Source of funds:  PF

5.

Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)  ☐

6.

Citizenship or place of organization:  United States of America

Number of shares beneficially owned by each reporting person with:

7.

Sole voting power:  868,856

8.

Shared voting power:  868,856

9.

Sole dispositive power:  868,856

10.

Shared dispositive power:  868,856

11.

Aggregate amount beneficially owned by each reporting person:  868,856

12.

Check if the aggregate amount in Row (11) excludes certain shares  ☐

13.

Percent of class represented by amount in Row (11):  7.43%

14.

Type of reporting person:  IN

Item 1.

Security and Issuer:  This statement relates to the common shares (“Shares”) of QSound Labs, Inc. (“Issuer”).  The principal executive offices of the Issuer are located at 400 – 3115 12th Street NE, Calgary, AB, Canada,  T2E 7J2.

Item 2.

Identity and Background:

(a)

This statement is filed by Michael Kellogg (“Reporting Person”).

(b)

The business address of the Reporting Person is 12021 Wilshire Blvd. Suite 862, Los Angeles, CA 90025

 (c)

The Reporting Person is a private investor.

(d)

The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)

The Reporting Person is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration: The Reporting Person used personal funds to purchase: a) 468,856 Shares through a broker; and b) 200,000 Shares by way of private placement.

Item 4.

Purpose of Transaction:  The purpose of the Reporting Person’s acquisition of all of the Shares was for investment purposes. The Reporting Person may from time to time seek to increase, reduce or dispose of his investment in the Issuer in open market or privately negotiated transactions or otherwise. The determination to effect any such transactions will depend on, among other things, the market price of the Shares, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting Issuer and the Reporting Person, other investment opportunities available to Reporting Person and other considerations. Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4. The Reporting Person may, at any time, review or reconsider his or its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.

Interest in Securities of the Issuer:

(a)

The Reporting Person beneficially owns or has the right to acquire 868,856 Shares, of which 200,000 Shares may be acquired upon exercise of warrants.

(b)

The Reporting Person has sole power to vote and dispose of  868,856 Shares.

(c)

On July 30, 2008 the Reporting Person acquired 200,000  Shares at the purchase price of $1.00 per share, and warrants to purchase up to  200,000 Shares at the exercise price of $1.50 per Share, pursuant to a private placement of Shares and warrants to purchase Shares by the Issuer.

(d)

Not applicable

(e)

Not applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 30, 2008 the Reporting Person acquired 200,000 Shares at the purchase price of $1.00 per share, and warrants to purchase up to 200,000  Shares at the exercise price of $1.50 per Share, pursuant to a private placement of Shares and warrants to purchase Shares by the Issuer.

Item 7.

Material to be Filed as Exhibits

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 8, 2008

       /s/ Michael Kellogg

Signature

     Michael Kellogg

Name/Title